SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             _____________________


                                   FORM 11-K

                                 ANNUAL REPORT


                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                             _____________________


     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934.

              For the fiscal year ended December 31, 1995

                                      OR

     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934.

              For the transition period from _______ to ______


                         Commission file number 1-7981



                            Full title of the Plan:

                  THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
                       AGENTS' AND MANAGERS' THRIFT PLAN



        Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                         AMERICAN GENERAL CORPORATION
                              2929 Allen Parkway
                             Houston, Texas  77019

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 1995





Audited Financial Statements

   Report of Independent Auditors .........................................  1
   Statements of Net Assets Available for Benefits ........................  2
   Statements of Changes in Net Assets Available for Benefits .............  4
   Notes to Financial Statements ..........................................  6

Supplemental Schedules

   Assets Held for Investment ............................................. 11
   Reportable Transactions ................................................ 12

Signature Page ............................................................ 13

Appendix:  Consent of Independent Auditors ................................ 15

                        Report of Independent Auditors



Administrative Board
The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan


We have audited the accompanying statements of net assets available for benefits of the Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan as of December 31, 1995 and 1994 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1995 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                            ERNST & YOUNG LLP

Houston, Texas
June 3, 1996

       THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995

                                                                                                    Non-
                                                                                                Participant
                                                              Participant Directed                Directed

                                                    Stock        Cash      Mutual      Mutual      Stock
                                                    Fund         Fund      Fund A      Fund B      Fund          Total

Assets
  Investments at fair value
    American General Corporation common
      stock (1,669,657 shares) ..............    $23,346,735   $        - $        -  $      -  $34,882,557   $58,229,292
  The Variable Annuity Life Insurance
    Company group deposit administration
      contract ..............................              -   1,280,035           -         -            -     1,280,035
  American General Series Portfolio Company -
    Stock Index Fund (224,467 shares) .......              -           -   4,271,610         -            -     4,271,610
  American General Series Portfolio Company -
    Timed Opportunity Fund (16,701 shares) ..              -           -           -   202,254            -       202,254
  Short-term investments ....................        138,126       9,470      47,906     6,123            -       201,625
    Total investments .......................     23,484,861   1,289,505   4,319,516   208,377   34,882,557    64,184,816

  Receivables
    Contributions ...........................            106          24          28         -          119           277
    Interest ................................            519      20,428          56        11            -        21,014
      Total receivables .....................            625      20,452          84        11          119        21,291

      Total assets ..........................     23,485,486     1,309,957  4,319,600  208,388   34,882,676    64,206,107

Liabilities
  Payables
    Excess contribution refunds .............        249,225      19,111     137,692     6,543      768,943     1,181,514
    Forfeitures .............................              -           -           -         -      135,476       135,476

      Total liabilities .....................        249,225      19,111      137,692    6,543      904,419     1,316,990



                                                               -2-

Net assets available for benefits ...........    $23,236,261  $1,290,846  $4,181,908  $201,845  $33,978,257   $62,889,117

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1994
                                                                                                    Non-
                                                                                                Participant
                                                              Participant Directed                Directed

                                                     Stock       Cash       Mutual     Mutual      Stock
                                                     Fund        Fund       Fund A     Fund B      Fund          Total
Assets
  Investments at fair value
    American General Corporation common
      stock (1,585,993 shares) ..............      $18,018,941  $      -  $        -  $      -  $26,785,353   $44,804,294
  The Variable Annuity Life Insurance
    Company group deposit administration
      contract ..............................                -   372,717           -         -            -       372,717
  American General Series Portfolio Company -
    Stock Index Fund (166,236 shares) .......                -         -   2,403,774         -            -     2,403,774
  American General Series Portfolio Company -
    Timed Opportunity Fund (12,195 shares) ..                -         -           -   125,491            -       125,491
  Short-term investments ....................           93,598       900      10,005     1,755            -       106,258
    Total investments .......................       18,112,539   373,617   2,413,779   127,246   26,785,353    47,812,534

  Receivables
    Contributions ...........................               97         -          65        23          133           318
    Interest ................................              361     7,218          51         4             -        7,634
      Total receivables .....................              458     7,218         116        27          133         7,952

      Total assets ..........................       18,112,997   380,835   2,413,895   127,273   26,785,486    47,820,486

Liabilities
  Payables
    Purchase of securities ..................           70,588         -           -         -            -        70,588
    Excess contribution refunds .............          107,365     6,460      52,025     4,913      490,645       661,408
    Forfeitures .............................                -         -           -         -       82,207        82,207

      Total liabilities .....................          177,953     6,460      52,025     4,913      572,852       814,203

Net assets available for benefits ...........      $17,935,044  $374,375  $2,361,870  $122,360  $26,212,634   $47,006,283


                                                               -4-


The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995

                                                                                                    Non-
                                                                                                Participant
                                                              Participant Directed                Directed

                                                    Stock       Cash        Mutual     Mutual      Stock
                                                    Fund        Fund        Fund A     Fund B      Fund          Total
Additions to net assets
  Investment income
    Dividends ...............................   $   802,202   $        -  $  161,949  $ 10,533   $ 1,211,824  $ 2,186,508
    Interest ................................         3,830       61,958         834        88         3,973       70,683
    Net appreciation in fair value of
      investments ...........................     4,317,343            -      886,738   27,131     6,388,891   11,620,103
        Total investment income .............     5,123,375      61,958    1,049,521    37,752     7,604,688   13,877,294
  Contributions
    Company's ...............................             -           -            -         -     1,473,741    1,473,741
    Participants' ...........................     1,837,887      155,742     832,483    66,922             -    2,893,034
        Total contributions .................     1,837,887      155,742     832,483    66,922     1,473,741    4,366,775

        Total additions .....................     6,961,262     217,700    1,882,004   104,674     9,078,429   18,244,069

Deductions from net assets
  Benefits
    American General Corporation common
      stock (80,276 shares) .................       938,836           -           -          -     1,217,913    2,156,749
    Cash ....................................         8,220      28,022      69,756      3,595         6,535      116,128
  Forfeitures ...............................             -              -          -         -       88,358       88,358
        Total deductions ....................       947,056      28,022      69,756      3,595     1,312,806    2,361,235

Interfund transfers .........................      (712,989)      726,793        7,790   (21,594)           -           -

      Net increase ..........................     5,301,217     916,471   1,820,038     79,485     7,765,623   15,882,834

Net assets available for benefits
  Beginning of year .........................    17,935,044        374,375   2,361,870    122,360   26,212,634  47,006,283



                                                               -6-

  End of year ...............................   $23,236,261   $1,290,846  $4,181,908  $201,845   $33,978,257  $62,889,117

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1994
                                                                                                    Non-
                                                                                                Participant
                                                               Participant Directed               Directed

                                                    Stock        Cash      Mutual      Mutual      Stock
                                                    Fund         Fund      Fund A      Fund B      Fund          Total

Additions to net assets
  Investment income
    Dividends ...............................    $   703,763   $      -  $   56,077   $  8,309   $ 1,058,561  $ 1,826,710
    Interest ................................          2,326     20,202         314         46         1,956       24,844
    Net depreciation in fair value of
      investments ...........................       (190,119)         -     (38,760)    (9,313)     (317,557)    (555,749)
        Total investment income .............        515,970     20,202      17,631       (958)      742,960    1,295,805

  Contributions
    Company's ...............................              -          -           -          -     1,523,267    1,523,267
    Participants' ...........................      1,728,303    102,558     842,753     77,301             -    2,750,915
      Total contributions ...................      1,728,303    102,558     842,753     77,301     1,523,267    4,274,182

      Total additions .......................      2,244,273    122,760     860,384     76,343     2,266,227    5,569,987

Deductions from net assets
  Benefits
    American General Corporation common
      stock (68,023 shares) .................        983,553          -           -          -       913,218    1,896,771
    Cash ....................................          1,765     67,371      50,651      7,749         1,383      128,919
  Forfeitures ...............................              -          -           -          -       544,562      544,562
      Total deductions ......................        985,318     67,371      50,651      7,749     1,459,163    2,570,252

Interfund transfers .........................        (20,292)    85,503     (43,762)   (21,449)            -            -

      Net increase ..........................      1,238,663    140,892     765,971     47,145       807,064    2,999,735

Net assets available for benefits
  Beginning of year .........................     16,696,381    233,483   1,595,899     75,215    25,405,570   44,006,548


                                                               -8-

  End of year ...............................    $17,935,044   $374,375  $2,361,870   $122,260   $26,212,634  $47,006,283

The accompanying notes are an integral part of these financial statements.

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE 1--SIGNIFICANT ACCOUNTING POLICIES

The Variable Annuity Life Insurance Co. Agents' and Managers' Thrift Plan (the
Plan) financial statements are prepared in conformity with generally accepted accounting principles. The preparation of financial statements, in accordance with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Ultimate results could differ from those estimates.

Investments in American General Corporation (American General) common stock are based on published market prices. Fair values of other investments not having an established market are reported as follows: 1) investment in The Variable Annuity Life Insurance Co. (VALIC, also referred to as the Company) group deposit administration contract at contract value, which represents contributions under the contract, plus interest at the contract rate, less funds used to pay benefits; 2) investments in the American General Series Portfolio Company (AGSPC) Stock Index and Timed Opportunity Funds at net asset value; and 3) short-term investments at cost which approximates fair value. The contract value of the group deposit administration contract approximates fair value because the interest crediting rate is reset annually. AGSPC is an open-end management investment company (mutual fund) whose investment adviser is VALIC.

Dividends are recorded as income on ex-dividend dates and interest income is recorded using the accrual method of accounting.

Participants' accounts are credited monthly with the number of shares of American General common stock or the number of shares in the AGSPC Stock Index or Timed Opportunity Funds purchased and the cost thereof. Purchases under the VALIC group deposit administration contract are also credited to the participants' accounts at cost.

Contributions are recorded as income on the date they become payable to the Plan.

Interfund  transfers  are  recorded   at  the  market  value  of   the  amount
transferred.

Benefits paid to participants and related forfeitures are recorded upon distribution at the market value of the assets distributed or forfeited.

Benefits payable to participants are not accrued as liabilities in the financial statements.


NOTE 2--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. The Plan document provides more complete descriptions of the Plan's provisions.

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued


NOTE 2--DESCRIPTION OF THE PLAN--Continued

General

The Plan, which is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), is a defined contribution plan offered to eligible agents and managers of VALIC who have completed at least one year of service and have reached age twenty-one. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC).

The cost of administering the Plan is paid by VALIC.

Investment Options

Participants may elect to have their contributions invested in one of four funds or a combination of two funds. The funds invest in: 1) shares of American General common stock (Stock Fund); 2) a group deposit administration contract issued by VALIC (Cash Fund); 3) the AGSPC Stock Index Fund (Mutual Fund A); or 4) the AGSPC Timed Opportunity Fund (Mutual Fund B). The Cash Fund has a guaranteed rate of 5% through March 31, 1995; effective April 1, 1995 the rate changed to 5.5%. This rate is declared annually by VALIC and was changed to 6% on April 1, 1996. The Company's contributions are invested solely in the Stock Fund. Investments are held in a bank-administered trust fund.

Amounts which have not yet been used to purchase investments in either the Stock, Cash, or Mutual Funds are temporarily invested in money-market fund investments. These investments are held in a bank-administered trust fund and income from these investments is allocated to Plan participants based on current contributions.

Contributions

Participants may contribute, on a pretax basis, a basic amount ranging from one to six percent of base pay and an additional amount ranging from one to four percent of base pay subject to the contribution limitations discussed below. The Company contributes an amount ranging from 50 percent to 100 percent of the participants' basic contribution.

The Plan allows participants to change their contribution rate and investment election for future contributions, as well as transfer all or part of their account balances from one fund to another once a month.

Contribution Limitations

For 1995 and 1994, the total amount of participant pretax contributions is limited to $9,240. Additionally, the total amount of annual participant and Company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $30,000. During 1994 and 1995, the total amount of base pay that can be considered under the Plan is $150,000.

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued


NOTE 2--DESCRIPTION OF THE PLAN--Continued

The IRC provides that plans such as the Variable Annuity Life Insurance Company Agents' and Managers' Thrift and Retirement Plans cannot discriminate in favor of highly compensated individuals. To comply with these laws, certain highly compensated individuals in the plans may receive refunds of contributions in excess of IRC Sections 401(k)(3) and 401(m) limits for employee pretax contributions and employer matching contributions, respectively, and all earnings attributable to such contributions. Refunds will be made from the VALIC Agents' and Managers' Retirement Plan to the extent possible. Any amounts that cannot be refunded from the VALIC Agents' and Managers' Retirement Plan will be refunded from the VALIC Agents' and Managers' Thrift Plan. Amounts in excess of the limits discussed above are designated on the Statement of Net Assets as "Payables -Excess contribution refunds". These amounts will be refunded to the affected highly compensated participants on or before the last day of the subsequent plan year to ensure the tax qualified status of the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions and Plan earnings. Allocations of Plan earnings are based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus the earnings thereon. A participant obtains a vested interest in the Company's contributions and the earnings thereon at the rate determined by years of service. The vesting schedule is provided below:

            Years of Service              Nonforfeitable Percentages
                  0 -3                                 0
                    3                                 20
                    4                                 40
                    5                                 60
                    6                                 80
                    7                                100

Vesting of Company contributions shall be 100 percent upon death, disability, or the attainment of normal retirement age.

Payment of Benefits

Upon termination of service, and if consented to by the participant (consent only required if the total value, both vested and nonvested, of their account exceeds $3,500 and the participant is under the age of 65), a participant will receive a distribution equal to the vested value of his or her account. A distribution must be made after a participant reaches age 70 1/2, regardless of whether service has been terminated.

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued


NOTE 2--DESCRIPTION OF THE PLAN--Continued

Direct Rollover

A distributee may elect, at the time and in the manner prescribed by the Plan Administrator, to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

Forfeitures

Participants terminating employment shall forfeit their nonvested interest in the Companies' contributions on the earlier of (1) the distribution of the entire nonforfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfeitures are available to reduce future Company contributions. Participants who terminate and are reemployed with the Company before incurring five consecutive one-year breaks in service are entitled to their nonvested or forfeited amounts subject to certain provisions as stated in the Plan.


NOTE 3--PLAN TERMINATION

Although they have not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to withdraw from the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE 4 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Benefits processed and approved for payment, but not paid as of December 31, are recorded on Form 5500 but not in the financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:


                                                            December 31

                                                       1995           1994
Net assets available for benefits per
  the financial statements                         $62,889,117    $47,006,283

Benefits payable to withdrawing participants          (380,030)      (157,560)

Net assets available for benefits per Form 5500    $62,509,087    $46,848,723

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued


NOTE 4 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500--Continued

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                         Year Ended
                                                     December 31, 1995

  Benefits paid to participants per the
    financial statements
    American General Corporation common stock            $2,156,749
    Cash                                                    116,128
    Total benefits paid to participants per
     the financial statements                             2,272,877

  Benefits payable to withdrawing participants
    at December 31, 1995                                    380,030

  Benefits payable to withdrawing participants
   at December 31, 1994                                    (157,560)

  Benefits paid to participants per Form 5500            $2,495,347


NOTE 5--FEDERAL INCOME TAXES

Based on a favorable determination letter dated December 8, 1995, the Internal Revenue Service (IRS) has ruled that the Plan, as restated and amended effective August 31, 1990, December 6, 1991, March 4, 1992, May 26, 1993, December 6, 1993, and August 25, 1995, is qualified under Section 401(a) of the IRC and, therefore, exempt under Section 501(a) from federal income taxes.

Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's administrators are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN

ASSETS HELD FOR INVESTMENT

DECEMBER 31, 1995



       Issuer                 Description            Cost         Fair Value

* American General         1,669,657 shares      $34,372,431     $58,229,292
  Corporation              of common stock

* The Variable Annuity     Group deposit           1,280,035       1,280,035
  Life Insurance Company   administration
                           contract

* American General         224,467 shares          3,390,884       4,271,610
  Series Portfolio
  Company Stock Index

* American General         16,701 shares             185,120         202,254
  Series Portfolio
  Company Timed
  Opportunity Fund

* State Street Bank &      Short-term investment
  Trust                    money-market fund         201,625         201,625
                                                 $39,430,095     $64,184,816

* Party-in-interest

THE VARIABLE ANNUITY LIFE INSURANCE CO. AGENTS' AND MANAGERS' THRIFT PLAN

REPORTABLE TRANSACTIONS (A)

YEAR ENDED DECEMBER 31, 1995


                                                                 Amount of
  Party Involved                  Description                   Transaction

State Street Bank      Purchase of money-market fund            $4,066,377
& Trust                investments in 60 transactions

State Street Bank      Sale of money-market fund                 4,021,849
& Trust                investments in 58 transactions

(B)                    174,562 shares of American General        5,837,462
                       Corporation common stock purchased
                       in 53 transactions

(B)                    90,898 shares of American General         3,118,699
                       Corporation common stock distributed
                       in 27 transactions at a gain of
                       $1,327,634.

(B)                    10,622 shares of American General           363,940
                       Corporation common stock sold in 2
                       transactions at a gain of $155,675


(A) Reportable transactions are transactions or series of transactions in excess of 5 percent of the current value of Plan assets at the beginning of the year and are defined in Section 2520.103-6 of the Department of Labor Rules and Regulations.

(B) Parties involved are not presented, as permitted by Section 2520.103-6(d)(1)(i) of the Department of Labor Rules and Regulations.

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                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                                  THE VARIABLE ANNUITY LIFE
                                                  INSURANCE COMPANY
                                                  AGENTS' AND MANAGERS'
                                                  THRIFT PLAN





June 20, 1996
                                                  Austin P. Young, Member of
                                                  the Administrative Board




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                                   Appendix

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                        Consent of Independent Auditors




We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-39202) pertaining to The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan and in the related prospectus of our report dated May 31, 1996, with respect to the financial statements and supplemental schedules of The Variable Annuity Life Insurance Company Agents' and Managers' Thrift Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1995.



                                                             ERNST & YOUNG LLP




June 20, 1996































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